AKBANK

Rule 12g3-2(b) File No. 82-34825

14.04.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan	Arbil Öztozlu
Investor Relations Department Head	Investor Relations Manager

Enclosures;

Akbank T.A.Ş. Announcement on the a*cquisition of 28% of Sabanci Bank plc.*

6115-1/2003(45)

LNDOCS01/383038.1

Sabancı Center 4. Levent 34330 İstanbul Tel: (0212) 270 26 66 - 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43

Akbank has acquired 28% of Sabanci Bank plc. from Sabanci Holding (24%) and Exsa (4%). The transaction will increase Akbank's total shareholding to 65%.

The transaction was in line with the target of consolidating banking assets of the Sabanci Group under Akbank.

The purchase value of the transaction was set at GBP 31,953,880 based on the Net Asset Value of the Sabanci Bank plc. derived from its audited statements, which are in accordance with the U.K. regulations. The valuation was made by an independent audit company of Deloitte Touche Tohmatsu.

The activities of Sabanci Bank encompass corporate banking, trade finance, capital markets, private and retail banking.

The consolidated assets of Sabanci Bank plc. is GBP 631 million (TRY 1,669 million) and shareholders equity is GBP 114 million (TRY 302 million).

Sabancı Center 4. Levent 34330 İstanbul Tel: (0212) 270 26 66 - 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43